SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,337,499 shares (1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 13,337,499 shares (1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,337,499 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.
13.	Percent of Class Represented by Amount in Row (11) 8.7% (1) (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii) options to purchase 537,500 shares of common stock, $0.0001 par value (“Common Stock”), held by Mr. Diller that are exercisable within 60 days of December 4, 2019, (iii) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership and (iv) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire (the “Purchase/Exchange Right”) pursuant to the Second Amended and Restated Governance Agreement, dated as of April 15, 2019, between the Issuer and Mr. Diller (the “New Governance Agreement”).

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 48.0% of the voting power of the Issuer, which consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii) options to purchase 537,500 shares of common stock, $0.0001 par value (“Common Stock”), held by Mr. Diller that are exercisable within 60 days of December 4, 2019, (iii) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership and (iv) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire through the Purchase/Exchange Right. Such beneficial ownership calculations are based on there being outstanding, as of the close of business on December 3, 2019, 139,362,820 shares of Common Stock and, assuming Mr. Diller were to exercise his Purchase/Exchange Right through a cash purchase from the Issuer (or its wholly owned subsidiary) with respect to 7,276,547 shares of Class B Common Stock, 12,799,999 shares of Class B Common Stock, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2019, and as calculated in accordance with Rule 13d-3. Assuming Mr. Diller instead were to acquire the 7,276,547 shares of Class B Common Stock through the exercise of his Purchase/Exchange Right by exchanging shares of Common Stock acquired in the open market (or otherwise, other than from the Issuer) as permitted by the New Governance Agreement, then the equity securities of the Issuer beneficially owned by Mr. Diller may be deemed to represent approximately 9.2% of the Issuer’s outstanding Common Stock and approximately 49.3% of the Issuer’s voting power.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA GROUP, INC.

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019, Amendment No. 3 to the Schedule 13D filed with the SEC on April 16, 2019 and Amendment No. 4 to the Schedule 13D filed with the SEC on July 26, 2019 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 5 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On December 4, 2019, the Company issued a press release in connection with its annual meeting of stockholders and related matters, in which Mr. Diller states, “I will be purchasing additional shares in the Company as a tangible sign of my faith in and commitment to Expedia’s long-term future.” Depending on market conditions and other factors, including the market price for the Company Common Stock, the Company’s trading policy for its officers and directors, and subject to any restrictions or limitations described in Items 5 and 6 of this Statement or contained in the agreements attached as Exhibits to this Statement, these purchases may be commenced or suspended at any time or from time to time without prior notice, and Mr. Diller may purchase additional shares of Company Common Stock in the open market or in private transactions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) Mr. Diller is the beneficial owner of 537,500 shares of Company Common Stock (assuming the exercise of options to purchase 537,500 shares of Company Common Stock held by Mr. Diller and exercisable within 60 days of December 4, 2019) and 12,799,999 shares of Company Class B Common Stock (which consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii) 439,552 shares of Class B Common Stock held by the Family Foundation (as to which Mr. Diller disclaims beneficial ownership) and (iii) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire through the Purchase/Exchange Right), which shares of Company Common Stock constitute approximately 0.4% of the total number of outstanding shares of Company Common Stock and which shares of Class B Common Stock held by Mr. Diller and the Family Foundation constitute 100% of the outstanding shares of Company Class B

Common Stock. Assuming the conversion of all shares of Company Class B Common Stock beneficially owned by Mr. Diller into Company Common Stock, Mr. Diller would beneficially own approximately 8.7% of the outstanding Company Common Stock (calculated in accordance with Rule 13d-3). Because each share of Company Class B Common Stock generally is entitled to ten votes per share and each share of Company Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 48.0% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Company Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership calculations are based on there being outstanding, as of the close of business on December 3, 2019, 139,362,820 shares of Company Common Stock and, assuming that Mr. Diller were to exercise his Purchase/Exchange Right through a cash purchase from the Issuer (or its wholly owned subsidiary) with respect to 7,276,547 shares of Class B Common Stock, 12,799,999 shares of Company Class B Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2019, and calculated in accordance with Rule 13d-3. Assuming Mr. Diller instead were to acquire the 7,276,547 shares of Company Class B Common Stock by exchanging shares of Company Common Stock acquired in the open market (or otherwise, other than from the Issuer) as permitted by the New Governance Agreement, then the equity securities of the Issuer beneficially owned by Mr. Diller may be deemed to represent approximately 9.2% of the outstanding Company Common Stock and representing approximately 49.3% of the voting power of the Issuer.

(b) Not applicable.

(c) No transactions were effected by Mr. Diller with respect to the Company Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: December 4, 2019
BARRY DILLER

/s/ Barry Diller